EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2013	2012	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$1,558	$1,419	$2,455	$3,141	$2,265	$1,894	$677
Add back:
Interest expense, net of capitalized interest	64	35	82	52	86	79	85
Amortization of debt issuance costs	2	3	5	5	16	14	5
Portion of rent expense representative of interest factor	442	403	864	797	852	806	795

Earnings as adjusted	$2,066	$1,860	$3,406	$3,995	$3,219	$2,793	$1,562

Fixed Charges:
Interest expense, net of capitalized interest	$64	$35	$82	$52	$86	$79	$85
Capitalized interest	16	29	45	85	71	80	71
Amortization of debt issuance costs	2	3	5	5	16	14	5
Portion of rent expense representative of interest factor	442	403	864	797	852	806	795

	$524	$470	$996	$939	$1,025	$979	$956

Ratio of Earnings to Fixed Charges	3.9	4.0	3.4	4.3	3.1	2.9	1.6